Exhibit 23.03

Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

September 17, 2003

We hereby consent to the reference to this firm under the heading "Legal Matters" in the Prospectus constituting a part of the Registration Statement on Form S-3 of Atlantic City Electric Company relating to up to $250,000,000 in aggregate offering price of Senior Notes, First Mortgage Bonds and Medium Term Notes. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ COVINGTON & BURLING
Covington & Burling